

IDEX Biometrics

Q1 2023 Presentation

May 23, 2023



Disclaimer



This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. Such forward-looking information and statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for IDEX Biometrics ASA (IDEX) and its subsidiaries. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions denoting uncertainty. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be markets we target, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates, and such other factors as may be discussed from time to time. Although IDEX believes its expectations and the information set forth in this presentation were based upon reasonable assumptions at the time when they were made, it can give no assurance that those expectations will be achieved or that the actual results will be as described in this presentation. IDEX is not making any representation or warranty, expressed or implied, as to the accuracy, reliability, or completeness of the information in this presentation, and neither IDEX nor any of its directors, officers, or employees will have any liability to you or any other persons resulting from your use of the information in this presentation. IDEX undertakes no obligation to publicly update or revise any forward-looking information or statements in this presentation.

IDEX Biometrics solution strategy





Payment and digital authentication
Complete solutions to accelerate time-to-market

Card operating system
Proprietary platform to enable IDEX products and solutions

Biometric technology and software
Industry pioneer in biometric authentication solutions

Targeting the massive addressable market for biometric smart cards of

>3B units per annum



First Quarter 2023 Financial Summary

Financial summary first quarter 2023



- **Year-over-year revenue growth of 26%**
  - Revenues increasing 16% quarter over quarter
  - This revenue growth reflects shipment to two largest manufacturing partners for payment cards

- **Margins at 26%**
  - Gross margins in first quarter at 26% compared to 33% in the fourth quarter of 2022
  - The sequential decrease in gross margins was due to product mix

- **Operating expenses decreased quarter over quarter**
  - Operating expenses, excluding the cost of materials, were $7.4 million in the first quarter, compared to $7.0 million in the fourth quarter
  - Underlying operating expenses, when adjusted for $0.7 million in government grants in 4Q22, declined 4% from $7.7 million 4Q22 to $7.4 million in 1Q23

SUMMARY PROFIT & LOSS ($ 000)		Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Product		1 242	1051	844	1005	989
Services		-	16	84	103	-
Total Revenue		**$1 242**	**$1 066**	**$ 928**	**$ 1 108**	**$ 989**
Cost of Materials		913	715	819	1034	676
Compensation and benefits		4 408	4 378	5 081	4 776	4 978
Research and development		933	230	1033	958	1029
Other operating expenses		2 055	2 367	1 783	2 314	1 938
Depreciation and amortization		340	316	333	334	369
Total operating expenses		**8 648**	**8 005**	**9 049**	**9 416**	**8 990**
Loss from operations		$(7,407)	$(6,939)	$(8,121)	$ (8,308)	$ (8,001)



First Quarter 2023 Commercial Update

Quarterly highlights





Payments

- ⊘ Four Turkish banks and fintechs confirmed to launch
- ⊘ Three major banks in Bangladesh also confirmed to launch
- ⊘ Demand acceleration; Linxens 1mn units order
- ⊘ IDEX obtained Mastercard FTAS

All banks on IDEX Biometrics Complete Payment Solution



Digital Authentication

- ⊘ MCS Microsystem, Malaysia
- ⊘ PONE, Norway
- ⊘ Sentry Wallet, US
- ⊘ E-Signus, Spain

Rapid commercial advancement access and crypto



Card Manufacturers and Ecosystem

- ⊘ E-Kart, Turkey
- ⊘ Metal cards, two global manufacturers
- ⊘ MCS Microsystems, Malaysia
- ⊘ DoelPay, Bangladesh
- ⊘ ST Microelectronics, France

Card manufacturers and technology solution providers selecting IDEX















Card manufacturers in acceleration with IDEX Biometrics

IDEX

3000+ banks reached by IDEX Biometrics manufacturers

SENTRY

Premium Financial Card Manufacturer 22

tag systems

AUSTRIACARD 72

E-KART 19

120 Global Card Manufacturer

IDEMIA 736

xx

M-TECH INNOVATIONS LTD 4

MK group Smart Digital Security 13

MCS microsystems group

TOSHIBA 5

SHOEI 10

KOMSCO

UBIVELOX 28

DONGWOON ANATECH

Metal Card Manufacturer 30

Million Cards - Annual card production volume; Nilson Report 2022

Annual card production of these card manufacturers

> 1 billion cards

7 additional banks launching biometric payment cards with IDEX Biometrics



2 pan-Nordic banks

//Accomplish
→ **Digital Issuer and Processor**, UK

manager.one
→ **Corporate Card Issuer,** France

2 major banks in France

ROCKER
→ Digital **Bank Challenger**, Sweden

4 issuers in Turkey

FAB → **Largest bank** in UAE

Sella
→ **Well established bank,** Italy

3 major banks in Bangladesh

16 banks
in total launching with IDEX

50 million
cardholders with these banks

762 million
payment cards in circulation across these markets

Note: Rocker, manager.one, FAB and Sella are on IDEMIA F.Code
Sources: ECB Payments Statistics, 2022; IDEX Research

IDEX Biometrics is accelerating globally: focus on Europe, Turkey, and India



Europe


- 637m payment cards in circulation
- 16.9m merchant terminals
- 78% contactless penetration
- Biometric health cards consultation in France (Carte Vitale)
- Major banks and fintechs launch biometric payment cards
- Investment in production facilities (Linxens, IDEMIA, Thales, ST Micro)

Turkey


- 265m payment cards in circulation
- 2m merchant terminals
- $216bn purchase volume
- 55% contactless penetration
- Complete certification of IDEX Payment solution with E-Kart in progress
- IDEX signed agreements with 4 issuers

India


- 1bn payment cards in circulation
- 4.7m merchant terminals
- 16% contactless penetration
- 6.8bn volume of card payments in 2022
- Key partners: M-Tech to launch biometric cards to Indian market
- KL Hitech launched with Kotak bank in 2023

IDEX Biometrics addresses large and well-established markets



EMV Payment Cards in Circulation	Annual card issuance
>12 billion	**3 billion**



Key drivers for biometric cards:

- ➔ Seamless and faster experience
- ➔ Reduced fraud
- ➔ Differentiation - top of wallet effect

Global cost for cyber-crimes in 2023	Identity access management market
$8.4 trillion[1]	**$50-100 billion**



Key drivers for biometric cards:

- ➔ Protection of proprietary information
- ➔ Limit legal and negative brand exposure
- ➔ Compliance
- ➔ Employee productivity

The Global Biometric Card Market expected CAGR of 117.8% (2022-2027) to reach a value of $2.7B by 2027, across various segments, including banking, retail, and security gaming[2]

[1] McKinsey 2022 ; [2]Modor intelligence

Market Outlook
Enabling the future of payments and authentication



- ⊖ IDEX has accelerated market penetration. Currently **13 card manufacturers** for payment cards
  - ⊖ 12 card manufacturers well in commercialization phase with the IDEX complete solution

- ⊖ **8 partners for** digital authentication and identity access solutions

- ⊖ Ideally set up for scaled global operations, with **one hardware and software platform** addressing multiple markets



Biometric Payment Card Shipments

IDEX Projection

● ABI High scenario   ● ABI Low scenario

Source: ABI Research (AN-5584)

One integrated and scalable solution – multiple applications



One solution platform

 Largest biometric sensor in the industry enabling high performance with lowest power



 Biometric software platform with built in security protecting users and minimizing risk of hacking



 Ready-to-launch and pre-certified card solutions on industry standard APIs

Flexible and scalable products, new segment penetration



Secure Payments
Seamless and faster experience with enhanced security for consumers and merchants



Identity Access
Protect proprietary assets from cyber attacks, reduce fraud risk



Crypto Asset Management
Access and control crypto funds in a highly secure and authenticated way



Industry acceleration from pin and passwords to biometrics









Market Trends

- Confirmed increased interest for biometric payment cards
- Biometrics top of the agenda for **payment trends**
- **50%** of consumers will **use biometric payments** in next couple of years

  

Regulatory Environment

- **EU Directive Payments Accessibility Act**: inclusive payments and biometrics across all EU memberstates
- **French government** evaluates a nationwide **biometric health card**[2]
- **India**'s nationwide Adhaar biometric (fingerprint) ID program >1B members[3]

Industry Standardization

- **Mastercard** and **Visa** biometric payment card standards moving towards EMVCo standardization
- **FIDO Alliance** standards for passwordless authentication
- **National Payment Schemes** progressing with biometric payments for debit cards

Sources : IDEX Research; [1] ABI Research AN 5584 [2] Biometric Update, Aug 2022; [3] UIDAI.GOV. India, 2023

IDEX Biometrics Go To Market Strategy
Best practice implementation model – Turkey blueprint





Market Assessment
- Consumer demand confirmed
- Card business case
- Regulatory approval



Ecosystem Partnership
- Payment networks
- Manufacturing set-up
- Solution readiness



Banks and Fintechs
- Key target segments
- Consumer value proposition
- Go-to-market plans



Card to Consumers
- Consumer communication
- Enrollment solutions
- Customer Lab

April '22
Market assessment

May '22
Partnerships: payment network and E-Kart

Aug '22
E-Kart (G+D) manufacturing set-up

May '23
Agreements with 4 Turkish challenger banks

June '23
Biometric card program launch

1   2   3   4   5



IDEX Biometrics Business model





IDEX Biometrics

IDEX Products

1 **Biometric sensor**

2 **Biometric system**
(sensor + software)

3 **Certified card solution**
(incl. COS and applications)

IDEX Go To Market

- **Direct sales**

- **Partners**

- **Resellers**


Payment and Banking


Public and Private Services


Enterprise/ Gov't Security

IDEX Biometrics enables the entire value chain to bring biometric payments cards to consumers



Technology Providers

IDEX
Sensor + Matcher

Infineon / ST
Secure Element

JNet ThingX / IDEX
Card OS

Linxens / act
Card Interconnect

Personalization bureaus, Processors and Card Manufacturers

THAMES TECHNOLOGY **E-KART** **tieto EVRY**

tag systems **AUSTRIACARD HOLDINGS** **CompoSecure**

TOPPAN GRAVITY

IDEMIA augmented identity **THALES**

with proprietary SE + COS + Inlay

Payment Networks

VISA

mastercard

AMERICAN EXPRESS

UnionPay 银联

Issuers

ROCKER

FAB First Abu Dhabi Bank

SOCIETE GENERALE

Sella

BNP PARIBAS

IDEX Biometrics and our ecosystem partners enable the market with complete biometric card solutions

Strong operating leverage in long-term model



Foundation for strong revenue growth

- Solid customer 13+ card manufacturers serving both payments and access
- Certified card solution enables tier 2 and tier 3 card makers:
  - Lower barrier to investment enables new manufacturers to access biometric cards
  - Shortens time to market
  - Provides more value per card

Target operating model at scale

- Scalable fabless semiconductor model

- Long-term goal of 50%+ gross margins
  - Consistent with fabless model
  - Reflects differentiation and solution cost leadership

- Long-term goal of 30% operating margins

- Scalable for sustained cash flow
  - Concentrated customer base limits channel expenses
  - Low CapEx and leveraged OpEx

Summary:

Enabling the future of payments and authentication



01
Multi-billion market opportunity

02
Industry leading customer experience

03
Disruptive biometric solution

04
Capturing a market inflection point



Thank You